Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6(b)

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

Registration Statement No.: 333-133321

This filing consists of two press releases issued by The McClatchy Company on June 14, 2006.

Contacts for The McClatchy Company:

Investors: Elaine Lintecum

916-321-1834

Press: Cindy Leggett-Flynn or Sarah Lubman

Brunswick Group

212-333-3810

McClatchy receives early termination of Hart-Scott-Rodino inquiries in Philadelphia, DOJ request for information on two California papers

SACRAMENTO, CA, June 13, 2006 – The McClatchy Company (NYSE: MNI), said today it has received early termination of Hart-Scott-Rodino inquiries into the sale of two Philadelphia newspapers. The company also said it has received notice from the U.S. Department of Justice (DOJ) requesting additional information concerning the sale of the San Jose Mercury News and Contra Costa Times in California to MediaNews Group, Inc. (MediaNews) of Denver, CO. All the transactions involve McClatchy’s pending acquisition of Knight-Ridder, Inc. (San Jose, CA, NYSE: KRI).

“Early termination” of inquiries by the DOJ into the announced purchase of the Philadelphia Inquirer and the Philadelphia Daily News by Philadelphia Media Holdings, Inc. clears that transaction for antitrust purposes to close following McClatchy’s acquisition of Knight Ridder.

The request for additional information extends the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 during which the DOJ is permitted to review a proposed transaction. McClatchy intends to respond promptly to the DOJ request. The DOJ’s request does not impact the closing of McClatchy’s acquisition of Knight Ridder.

“This decision in Philadelphia allows us to move forward to closing the deal with Philadelphia Media Holdings,” said Karole Morgan-Prager, Vice President and General Counsel of McClatchy. “We are moving diligently to provide the requested additional information and are working to close the MediaNews transaction as quickly as possible.”

About The McClatchy Company

The McClatchy Company, headquartered in Sacramento, CA, is a leading newspaper and internet publisher. It publishes 12 daily and 16 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy has daily circulation of 1.4 million and Sunday circulation of 1.8 million. McClatchy’s newspapers include, among others, the Star Tribune in Minneapolis, The Sacramento Bee, The Fresno Bee and The Modesto Bee in California, The News & Observer (Raleigh, NC), The News Tribune (Tacoma, WA), the Anchorage Daily News and Vida en el Valle, a bilingual Spanish weekly newspaper distributed throughout California’s Central Valley. McClatchy also operates leading local websites in each of its daily newspaper markets, offering readers information, comprehensive news, advertising, e-commerce and other services, and owns and operates McClatchy Interactive, an interactive operation that provides websites with content, publishing tools and software development. McClatchy is listed on the New York Stock Exchange under the symbol (MNI).

Background to the Transaction

On March 13, 2006, The McClatchy Company announced a definitive agreement under which McClatchy will acquire Knight-Ridder, Inc. Knight Ridder publishes 32 daily newspapers in 29 U.S. markets, with a circulation of 3.4 million daily and 4.5 million Sunday. Knight Ridder has websites in all of its markets and a variety of investments in internet and technology companies, publishes a growing portfolio of targeted publications and maintains investments in two newsprint companies. Knight Ridder’s internet operation develops and manages the company’s online properties. It is the founder and operator of Real Cities (http://www.RealCities.com), the largest national network of city and regional websites in more than 110 U.S. markets.

As part of that announcement, McClatchy said it planned to sell 11 of the acquired newspapers that do not fit with the company’s longstanding operating strategies and acquisition criteria, and to sell the St. Paul Pioneer Press due to anticipated anti-trust concerns involving McClatchy’s (Minneapolis) Star Tribune.

After McClatchy’s planned divestitures and the close of the Knight Ridder acquisition, The McClatchy Company will become the nation’s second-largest newspaper company measured by daily circulation (approximately 3.2 million), with 32 daily newspapers and approximately 50 non-dailies. The expanded McClatchy will own leading newspapers in many of the fastest-growing markets nationwide, with an enhanced portfolio of Internet assets. The transaction is subject to customary terms and conditions, including approval by the Knight Ridder shareholders and is expected to close this summer.

On April 26, 2006, the McClatchy Company announced a definitive agreement with MediaNews Group, Inc. (MediaNews) and The Hearst Corporation (Hearst) under which the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (CA) Herald, and the St. Paul Pioneer Press in St. Paul, Minnesota.

On May 23, 2006, McClatchy announced a definitive agreement to sell Philadelphia Newspapers, Inc. (PNI) to Philadelphia Media Holdings LLC (PMH) in a transaction valued at $562 million. The purchase covers the Philadelphia Inquirer and Philadelphia Daily News, both daily newspapers, and related media assets including philly.com.

On June 7, 2006, McClatchy announced that it had entered into separate definitive agreements to sell the Akron Beacon Journal to Sound Publishing Holdings, Inc., The News-Sentinel, a 75% stake in the Fort Wayne Joint Operating Agency and certain publications and web sites related to the newspaper to Ogden Newspapers, the Duluth News Tribune and the Grand Forks Herald to Forum Communications Company and the (Aberdeen) American News to Schurz Communications, Inc.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transactions between McClatchy and each of Knight Ridder, MediaNews, Hearst, Philadelphia Media Holdings LLC, Schurz Communications, Inc., Ogden Newspapers, Forum Communications Company, and Sound Publishing Holdings, Inc., the expected timetable for completing the transactions, future financial and operating results, benefits and synergies of the transactions, the divestiture plan, future opportunities for the company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005 and the final Prospectus/Proxy Statement/Information Statement contained in McClatchy’s Registration Statement on Form S-4 (Registration No. 333-133321). McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION On May 10, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a final Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. Investors and security holders of McClatchy and Knight Ridder are urged to read the Prospectus/Proxy Statement/Information Statement carefully because it contains important information about McClatchy, Knight Ridder, the transaction and related matters. The Prospectus/Proxy Statement/Information Statement is being mailed on or about May 15, 2006 to stockholders of McClatchy and shareholders of Knight Ridder. Investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at http://www.sec.gov. In addition, investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement from McClatchy by contacting Investor Relations at http://www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at http://www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s website at http://www.sec.gov and from McClatchy by contacting Investor Relations at http://www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder and additional information regarding these directors and executive officers is included in the Prospectus/Proxy Statement/Information Statement described above, which also serves as Knight Ridder’s proxy statement for its 2006 Annual Meeting of Shareholders and was filed by Knight Ridder on May 11, 2006. This document is available free of charge at the SEC’s web site at http://www.sec.gov and from Knight Ridder by contacting Investor Relations at http://www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

Since 1857

Contact:	Elaine Lintecum
916-321-1846
elintecum@mcclatchy.com

McCLATCHY REPORTS MAY 2006 REVENUES

Sacramento, CA, June 14, 2006 - The McClatchy Company (NYSE: MNI) today reported that consolidated advertising revenues in May 2006 increased 4.8% and total revenues rose 3.2%. Year-to-date advertising revenues grew 1.2% and total revenues were up 0.3%.

Advertising revenue performance at the Company’s newspapers is summarized by region in McClatchy’s statistical report that follows. The Company has also included supplemental advertising revenue data by category in a schedule that follows.

The McClatchy Company, headquartered in Sacramento, CA, is a leading newspaper and internet publisher. It publishes 12 daily and 16 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy has daily circulation of 1.4 million and Sunday circulation of 1.8 million. McClatchy’s newspapers include, among others, the Star Tribune in Minneapolis, The Sacramento Bee, The Fresno Bee and The Modesto Bee in California, The News & Observer (Raleigh, NC), The News Tribune (Tacoma, WA), the Anchorage Daily News and Vida en el Valle, a bilingual Spanish weekly newspaper distributed throughout California’s Central Valley. McClatchy also operates leading local websites in each of its daily newspaper markets, offering readers information, comprehensive news, advertising, e-commerce and other services, and owns and operates McClatchy Interactive, an interactive operation that provides websites with content, publishing tools and software development. McClatchy is listed on the New York Stock Exchange under the symbol (MNI).

# # #

On March 13, 2006, The McClatchy Company announced a definitive agreement under which McClatchy will acquire Knight-Ridder, Inc. Knight Ridder publishes 32 daily newspapers in 29 U.S. markets, with a circulation of 3.4 million daily and 4.5 million Sunday. Knight Ridder has websites in all of its markets and a variety of investments in internet and technology companies, publishes a growing portfolio of targeted publications and maintains investments in two newsprint companies. Knight Ridder’s internet operation develops and manages the company’s online properties. It is the founder and operator of Real Cities (www.RealCities.com), the largest national network of city and regional websites in more than 110 U.S. markets.

As part of that announcement, McClatchy said it planned to sell 11 of the acquired newspapers that do not fit with the company’s longstanding operating strategies and acquisition criteria, and to sell the St. Paul Pioneer Press due to anticipated anti-trust concerns involving McClatchy’s (Minneapolis) Star Tribune.

After McClatchy’s planned divestitures and the close of the Knight Ridder acquisition, The McClatchy Company will become the nation’s second-largest newspaper company measured by daily circulation (approximately 3.2 million), with 32 daily newspapers and approximately 50 non-dailies. The expanded McClatchy will own leading newspapers in many of the fastest-growing markets nationwide, with an enhanced portfolio of Internet assets. The transaction is subject to customary terms and conditions, including approval by the Knight Ridder shareholders and is expected to close this summer.

On April 26, 2006, the McClatchy Company announced a definitive agreement with MediaNews Group, Inc. (MediaNews) and The Hearst Corporation (Hearst) under which the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (CA) Herald, and the St. Paul Pioneer Press in St. Paul, Minnesota.

On May 23, 2006, McClatchy announced a definitive agreement to sell Philadelphia Newspapers, Inc. (PNI) to Philadelphia Media Holdings LLC (PMH) in a transaction valued at $562 million. The purchase covers the Philadelphia Inquirer and Philadelphia Daily News, both daily newspapers, and related media assets including philly.com.

On June 7, 2006, McClatchy entered into separate definitive agreements to sell the Akron Beacon Journal to Sound Publishing Holdings, Inc., The News-Sentinel, a 75% stake in the Fort Wayne Joint Operating Agency and certain publications and web sites related to the newspaper to Ogden Newspapers, the Duluth News Tribune and the Grand Forks Herald to Forum Communications Company and the (Aberdeen) American News to Schurz Communications, Inc.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transactions between McClatchy and each of Knight Ridder, MediaNews, Hearst, Philadelphia Media Holdings LLC, Schurz Communications, Inc., Ogden Newspapers, Forum Communications Company, and Sound Publishing Holdings, Inc., the expected timetable for completing the transactions, future financial and operating results, benefits and synergies of the transactions, the divestiture plan, future opportunities for the company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,”

“expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005 and the final Prospectus/Proxy Statement/Information Statement contained in McClatchy’s Registration Statement on Form S-4 (Registration No. 333-133321). McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION

On May 10, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a final Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. Investors and security holders of McClatchy and Knight Ridder are urged to read the Prospectus/Proxy Statement/Information Statement carefully because it contains important information about McClatchy, Knight Ridder, the transaction and related matters. The Prospectus/Proxy Statement/Information Statement is being mailed on or about May 15, 2006 to stockholders of McClatchy and shareholders of Knight Ridder. Investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder and additional information regarding these directors and executive officers is included in the Prospectus/Proxy Statement/Information Statement described above, which also serves as Knight Ridder’s proxy statement for its 2006 Annual Meeting of Shareholders and was filed by Knight Ridder on May 11, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

The McClatchy Company

Consolidated Statistical Report

(In thousands, except for preprints)

	May			May Year-to-Date
	2006	2005	% Change	2006	2005	% Change
Revenues - Net:
Advertising
California	$33,833	$30,794	9.9%	$167,978	$159,029	5.6%
Minneapolis	23,739	23,798	-0.2%	122,737	126,760	-3.2%
Carolinas	13,392	12,898	3.8%	67,716	67,246	0.7%
Northwest	11,651	11,347	2.7%	57,624	58,236	-1.1%

Total Advertising	$82,615	$78,837	4.8%	$416,055	$411,271	1.2%

Circulation	12,105	12,647	-4.3%	66,910	69,992	-4.4%
Other	1,961	2,191	-10.5%	9,601	9,989	-3.9%

Total Revenue	$96,681	$93,675	3.2%	$492,566	$491,252	0.3%

Average Paid Circulation:*
Daily	1,382.9	1,421.0	-2.7%	1,379.9	1,415.3	-2.5%
Sunday	1,720.2	1,809.2	-4.9%	1,731.8	1,814.5	-4.6%
________ * Reflects average paid circulation based upon number of days in period. Does not reflect ABC reported figures.

Advertising Linage for Dailies:
Full Run ROP
Retail	451.4	446.3	1.1%	2,152.0	2,256.4	-4.6%
National	84.7	93.9	-9.8%	453.7	486.0	-6.6%
Classified	633.0	622.4	1.7%	3,255.4	3,258.3	-0.1%

Total	1,169.1	1,162.6	0.6%	5,861.1	6,000.7	-2.3%

Millions of Preprints Distributed	298.7	263.2	13.5%	1,471.1	1,417.1	3.8%

Full Run ROP Linage by Market for Dailies:

California:
The Sacramento Bee	200.7	204.1	-1.7%	1,024.0	1,068.4	-4.2%
The Fresno Bee	119.0	102.9	15.6%	571.7	531.4	7.6%
The Modesto Bee	107.9	103.5	4.3%	532.9	508.4	4.8%
Merced Sun-Star	59.4	49.9	19.0%	301.8	256.5	17.7%

Star Tribune, Minneapolis	138.0	146.7	-5.9%	671.3	738.9	-9.1%

Northwest:
The News Tribune, Tacoma	85.4	94.5	-9.6%	448.1	511.8	-12.4%
Anchorage Daily News	76.4	86.0	-11.2%	368.0	406.1	-9.4%
Tri-City Herald	72.4	72.0	0.6%	361.7	376.4	-3.9%

Carolinas:
The News & Observer, Raleigh	149.0	143.0	4.2%	755.2	770.8	-2.0%
South Carolina Dailies	160.9	160.0	0.6%	826.4	832.0	-0.7%

Total	1,169.1	1,162.6	0.6%	5,861.1	6,000.7	-2.3%

The McClatchy Company

Supplemental Advertising Revenue

By Category for the Period Ending May 28, 2006

	May		May Year-to-Date
	% Change	% Change Print Only	% Change	% Change Print Only
Advertising categories:
Retail	8.1	6.2	0.4	(1.3)
National	(4.9)	(4.8)	(4.7)	(4.7)
Classified Total	0.9	(1.2)	1.4	(0.7)
Auto	(16.5)	(18.9)	(18.8)	(21.5)
Real Estate	22.4	22.1	23.3	23.5
Employment	0.3	(3.7)	2.7	(1.3)
Direct Marketing	26.1	26.1	15.6	15.6

Total advertising growth	4.8	3.3	1.2	(0.4)